

October 7, 2020

Via E-mail

Patrick Pohlen, Esq.
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111

> **Re:** **Aimmune Therapeutics, Inc.**
> **Amendment No. 5 to Schedule 14D-9 filed October 5, 2020**
> **File No. 005-88972**
>
> **Amendment No. 3 to Schedule 13E-3 filed September 29, 2020**
> **Filed by Aimmune Therapeutics, Inc.**
> **File No. 005-88972**

Dear Mr. Pohlen:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above, and we have the comment set forth below.

Schedule 14D-9

Opinions of the Company's Financial Advisors
Opinion of Lazard Frères & Co. LLC
Miscellaneous, page 44

1. We note your response to prior comment 1. As communicated in our prior comment and in further telephone conversations, we are unable to agree with your conclusion that the relationship between Lazard and L'Oréal is immaterial to Unaffiliated Stockholders such that quantification of the compensation received by Lazard in connection with its services provided to L'Oréal is not required. Please revise to include quantification of this compensation. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions